15 April 2014

Rio Tinto

Jan du Plessis

Chairman

Great value for shareholders	Three key objectives
	1	Improve operating and financial performance
	2	Strengthen the balance sheet
	3	Deliver results

Strong financial and operational performance	Underlying earnings of US$10.2 billion

Cash flows from operations up by 22%

Net earnings of US$3.7 billion

Disciplined capital allocation
Disciplined investment

Strengthening our balance sheet

Returning cash to shareholders

Strong balance sheet and returns to shareholders	Divestments of US$3.5 billion

Net debt reduced to US$18.1 billion

Retained single A credit rating

15% increase to the full-year dividend

Activities of the board

Consistent strategy

Managing through volatility

A responsible and trusted business	2013 total global tax contribution US$7.5 billion

A further US$1.9 billion of taxes paid on behalf of employees

Moving forward with confidence

15 April 2014

Rio Tinto

Sam Walsh

Chief executive

Delivering greater value for shareholders

Safety

All injury frequency rates 2003-2013

Per 200,000 hours worked

2.0
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
'13

RioTinto
La Granja Safety

Strong financial and operational performance	Operating cash cost reduction of US$2.3 billion

Exploration and evaluation savings of US$1 billion

Capital expenditure down 26%

Record production in bauxite, thermal coal and iron ore

Powering productivity

Record production in iron ore, bauxite and thermal coal

Pilbara – 53 autonomous trucks

Hail Creek – new revenue stream from by-product

8% productivity improvement after Kennecott pit wall slide

Five major projects completed

Pilbara iron ore expansion to 290 million tonnes ahead of schedule

AP60 aluminium smelter produces first hot metal

First shipment from Oyu Tolgoi copper-gold mine

Argyle underground diamond mine starts production

Kestrel mine extension adds 20 years to life of mine

Delivering our commitments	Employees benefit from job security

Customers benefit from stable supply

Communities benefit from jobs and local projects

Shareholders reap the rewards

Resolutions 1-19	Resolution 1: Receipt of 2013 Annual report

Resolution 2: Approval of Remuneration Policy Report

Resolution 3: Approval of the Directors’ Report on Remuneration

Resolution 4: Approval of Remuneration Report

Resolution 5: Approval of potential termination benefits

Resolutions 6-17: Election / re-election of directors

Resolution 18: Re-appointment of auditors

Resolution 19: Remuneration of auditors

Resolutions 20-24	Resolution 20: General authority to allot shares

Resolution 21: Disapplication of pre-emption rights

Resolution 22: Authority to purchase Rio Tinto plc shares

Resolution 23: Notice period for general meetings other than annual general meetings
Resolution 24: Scrip dividend authority

15 April 2014

Rio Tinto

John Varley

Remuneration Committee chairman

Resolutions 2-5	Resolution 2: Approval of Remuneration Policy Report

- (UK law requirement)

Resolution 3: Approval of the Directors’ Report on Remuneration

- (UK law requirement)

Resolution 4: Approval of full Remuneration Report

- (Australian law requirement)

Resolution 5: Approval of potential termination benefits

- (Australian law requirement)

Remuneration Committee	Alignment of interest between shareholders and executives

Dialogue with owners influences remuneration policy

Spending your remuneration resource wisely

Supporting value creation for shareholders

Judgements that protect and enhance shareholder interests

15 April 2014

Rio Tinto

RioTinto

Delivering greater value for shareholders